425 Park Avenue New York, New York 10022-3598
212.836.8000
Fax 212.836.8689
www.kayescholer.com

February 21, 2013

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.
Registration Statement on Form S-11/A
Filed January 22, 2013
File No.  333-185570

Dear Ms. Gowetski:

This letter is submitted on behalf of Five Oaks Investment Corp., a Maryland corporation (the “Company”), in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 29, 2013 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-11/A (“Amendment No. 1”) filed with the Commission on January 22, 2013.

The Company has filed today with the Commission Amendment No. 2 to the Registration Statement on Form S-11/A (“Amendment No. 2”).  The changes reflected in Amendment No. 2 include those made in response to the Comment Letter.  Amendment No. 2 also includes financial and portfolio information at and for the short-year ended December, 31, 2012, as well as other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in Amendment No. 2.

General

1.              We note your response to comment 2 of our comment letter dated January 15, 2013.   Please revise to balance your disclosure with a more detailed discussion of Victoria Finance and Farmington Finance, including the major adverse business developments.  In particular, for each investment vehicle, please disclose the dollar amount raised, the time period when the vehicle was in existence, the maximum total assets and the total return to investors.  In addition, please revise your disclosure in the summary to describe Ceres Capital and its bankruptcy filing in 2008 as well as the liquidation of Victoria Finance and Farmington Finance.

The Company has revised the disclosure on pages 147 and 148 of Amendment No. 2 to include a more detailed discussion of Victoria Finance and Farmington Finance, including major adverse developments.  For each vehicle the Company has disclosed the dollar amount raised, the time period when the vehicle was in existence, the maximum total assets and the total return to investors.  The Company has also revised its disclosure on pages 2, 5, 13, 124 and 131 to describe Ceres Capital and its bankruptcy filing in 2008 as well as the liquidation of Victoria Finance and Farmington Finance.

Our Target Assets, page 6

2.              We note your response to comment 7 of our comment letter dated January 15, 2013.  We further note your disclosure on page 6 that “over the first 12 months following the offering, [you] anticipate investing approximately 60% of [your] assets in Agency RMBS,” and on page 83 under the “Use of Proceeds” section where you state that you intend to invest approximately 30-50% of your net proceeds in Agency RMBS.  Please reconcile your disclosure or advise.

The Company has reconciled the disclosure set forth on pages 6, 124 and 125 of Amendment No. 2 by initially presenting the allocations set forth in “Use of Proceeds” and then stating that after the different amounts of anticipated leverage are applied to each asset class over the course of the first 12 months following the closing of the offering, the Company expects the allocations to be as initially set forth on those pages.

3.              We note your revised disclosure on page 6 and throughout the prospectus that within Legacy Non-Agency RMBS, your intended allocations to prime, Alt-A and subprime are not predetermined.  Please revise to clarify here and throughout the prospectus, if true, that, with respect to Legacy Non-Agency RMBS, you may invest in all subprime.

The Company has revised the disclosure on pages 6 and 125 of Amendment No. 2 to clarify that, with respect to Legacy Non-Agency RMBS, the Company may (but currently does not expect to) allocate all of its Legacy Non-Agency RMBS investments to subprime.

Risk Factors, page 34

Actions of the U.S.  Government, including the U.S.  Congress..., page 36

4.              We note your disclosure on page 27 that your manager will rely for relief from registration as a commodity pool operator on a no-action letter issued on December 7,

2012 by the CFTC staff.  Please revise your disclosure to clarify whether you have filed a claim to use such relief in accordance with the no-action letter.

The Company has revised the disclosure on page 37 of Amendment No. 2 to clarify that on December 19, 2012 the Company filed a claim to use the relief from registration as a commodity pool operator set forth in a no-action letter issued on December 7, 2012 by the CFTC staff.

Draft Legal Opinion

5.              Please revise the sixth assumption to clarify that as of the date of the opinion there are sufficient authorized shares to cover the amount of shares that will be issued in the offering.

The opinion has been revised to clarify that as of the date of the opinion there are sufficient authorized shares to cover the amount of shares that will be issued in the offering.  The revised draft opinion, redlined to show all changes made since the version attached as Exhibit 1 to our response letter dated January 22, 2013, is attached hereto as Exhibit 1.

Supplemental Information

Change in Independent Director Nominee

One of the Company’s independent director nominees (and the proposed chair of the Company’s Compensation Committee),  Mr. Duke Buchan, who has not previously served as a director of a public company, has determined that service on the board of a public company will impair his active and significant business of buying new issues and consequently has withdrawn his nomination for a directorship.   Mr. Thomas M. Pearce, Jr. has agreed to be an independent director (and chairman of the Company’s Compensation Committee).  Mr. Pearce’s biography appears at page 146 of, and his consent appears as Exhibit 99.1 to, Amendment No. 2.

* * * * *

In connection with our response on behalf of the Company to the Staff’s comments, the Company has provided in Exhibit 2, in writing, a statement by the Company acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this Amendment No. 2, please contact me at Kenneth.Mason@kayescholer.com/(212) 836-7630, or Dan Hartnett at Daniel.Hartnett@kayescholer.com/(312) 583-2380.

Very truly yours,

KAYE SCHOLER LLP

By:	/s/ Kenneth G.M. Mason
Kenneth G.M. Mason, Esq.

Enclosure

CC:         David C. Carroll, Chief Executive Officer and President, Five Oaks Investment Corp.

David Oston, Chief Financial Officer, Treasurer and Secretary, Five Oaks Investment Corp.
Daniel J. Hartnett Esq., Kaye Scholer LLP
Bonnie A. Barsamian, Esq., Fried, Frank, Harris, Shriver & Jacobson

EXHIBIT 1

                        , 2013

FIVE OAKS INVESTMENT CORP.

641 Lexington Avenue

Suite 1432

100 Mulberry Street

New York, New York 10022

Re:          Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as Maryland counsel to Five Oaks Investment Corp., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-11 (Registration No. 333-185570) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”), including the Prospectus included therein (the “Prospectus”), for the offering by  the Company of                    shares (the “Shares”) of Common Stock, $0.01 par value per share, of the Company (“Common Stock”) ~~having a maximum aggregate offering price of $115,000,000 (the “Shares”)~~.  This opinion is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.             The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

2.             The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;

3.             Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to the registration, sale and issuance of the Shares, certified as of the date hereof by the Secretary of the Company;

4.             The form of certificate to be used by the Company to represent the Shares, certified as of the date hereof by the Secretary of the Company;

5.             A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and

6.             A certificate executed by David Oston, Secretary of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1.             Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.             Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.             Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations (including the Company’s) set forth therein are legal, valid and binding.

4.             All Documents submitted to us as originals are authentic.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all such Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All statements and information contained in the Documents are true and complete.  There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.             The Shares will not be issued or transferred in violation of any restriction or limitation on transfer or ownership of Capital Stock (as defined in the Charter) contained in Article VII of the Charter.

6.             Prior to the issuance of the Shares, the Board, or an authorized committee thereof, will adopt resolutions satisfying the requirements of Section 2-203 of the Maryland General Corporation Law.

7.             The Company will issue the Shares in accordance with the resolutions of the Board and, prior to the issuance of any shares of Common Stock, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock.  As of the date hereof, the Company has available for issuance, under the Charter, the

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requisite number of authorized but unissued shares of Common Stock for the issuance of the Shares.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that, upon issuance and delivery of the Shares as contemplated by the resolutions of the Board and upon payment therefor, the Shares will be duly authorized, validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland.  The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.  This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

FOLEY & LARDNER LLP

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EXHIBIT 2

Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 641 Lexington Avenue Suite 1432 New York, NY 10022 Tel: 212 328 9521 February 21, 2013

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.
Registration Statement on Form S-11/A
Filed January 22, 2013
File No.  333-185570

Dear Ms. Gowetski:

In connection with Kaye Scholer LLP’s comment response letter, dated February 21, 2013 (the “Response Letter”), filed on behalf  of  Five Oaks Investment Corp., a Maryland corporation (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar on February 21, 2013, in response to the Staff’s letter to the Company dated January 29, 2013, the Company is hereby acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Very truly yours,

Five Oaks Investment Corp.

/s/ David C. Carroll
David C. Carroll, Chief Executive Officer and
President

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